UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Adamis Pharmaceuticals Corporation
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

00547W208
(CUSIP Number)

December 31, 2013
(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00547W208

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

CRT Capital Group LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut

	5.	SOLE VOTING POWER

513,628
NUMBER OF
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON
WITH		513,628

	8.	SHARED DISPOSITIVE POWER

-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

513,628

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.2%

12.	TYPE OF REPORTING PERSON*

BD

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ITEM 1.	(a)	Name of Issuer:

Adamis Pharmaceuticals Corporation

(b)	Address of Issuer’s Principal Executive Offices:

11455 El Camino Real, Suite 310, San Diego, CA 92130

ITEM 2.	(a)	Name of Person Filing:

CRT Capital Group LLC

(b)	Address of Principal Business Office or, if none, Residence:

The following is the address of the principal business office of the filing person:

262 Harbor Drive

Stamford, Connecticut 06902

(c)	Citizenship:

Connecticut

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP Number:

00547W208

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

ITEM 4.	Ownership

(a)	Amount Beneficially Owned: 513,628

(b)	Percent of Class: 5.2%

CRT Capital Group’s beneficial ownership percentage of 5.2% was calculated based upon 9,911,987 shares of common stock of the Issuer outstanding as of December 18, 2013, which was determined based on (i) the Issuer’s Prospectus dated December 12, 2013 and filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) on December 16, 2013, indicating that 9,911,987 shares of common stock of the Issuer would be outstanding after the offering of 3,720,000 shares of common stock of the Issuer described in such prospectus and (ii) the Issuer’s Form 8-K filed with the SEC on December 18, 2013, announcing the closing of such offering of 3,720,000 shares of common stock of the Issuer.

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(c)	Number of shares as to which the person has:.

(i)	Sole power to vote or to direct the vote: 513,628

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 513,628

(iv)	Shared power to dispose or to direct the disposition: 0

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

CRT CAPITAL GROUP LLC

By:	/s/ John D. Nielsen
Name:	John D. Nielsen
Title:	General Counsel

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